Lehman Brothers Holdings Inc.
                                       3 World Financial Center, 24th Floor
                                                New York, NY 10285


                                           OFFICE OF THE GENERAL COUNSEL


                                                       February 10, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR


Re:  SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of Preferred Stock of James River Corporation of Virginia.

         Lehman Brothers Holdings Inc. is wiring the $100.00 fee to the SEC's account at Mellon Bank for this filing today.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1911.


Very truly yours,

/s/ Karen C. Manson
-------------------
Karen C. Manson
Vice President
Secretary


Enclosure

cc:      James River Corporation of Virginia
         New York Stock Exchange

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934


James River Corporation of Virginia
(Name of Issuer)

1/100TH 9% Cumulative Convertible Preferred Stock
(Title of Class of Securities)

470349887000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
( X )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.